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October 29, 2012

Securities and Exchange Commission
Filing Desk – Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Filing Desk

Opteum Mortgage Acceptance Corporation
Registration Statement on Form S-3 relating to Mortgage Pass-Through Certificates and Mortgage-Backed Notes, to be combined with Registration Statement No. 333-131680 pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3.  In addition, we have been advised that payment of the filing fee, in the amount of $136.40 has been made to you by the Registrant by wire transfer in federal same day funds.

The primary objective of the above-captioned Registration Statement is to roll over the remaining capacity on the existing registration statement of the Registrant.  The filing is intended, upon effectiveness, to be combined with Registration Statement No. 333-158862 pursuant to Rule 429 under the Securities Act of 1933, as amended. It is our understanding that pending effectiveness of the captioned filing, the Registrant will continue to be able to utilize such Registration Statement in its current form, up to the amount remaining on that shelf registration.

October 29, 2012 Page 2

If you require any additional information, please call the undersigned at (212) 768-6936.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Richard D. Simonds, Jr.

Copy with enclosures to:

Hannah Teshome
Division of Corporation Finance